

Mail Stop 3561

May 6, 2016

Ronald A. Mayo
Chief Financial Officer
Lee Enterprises, Incorporated
201 N. Harrison Street, Suite 600
Davenport, Iowa 52801

> **Re:** **Lee Enterprises, Incorporated**
> **Form 10-K for the Fiscal Year Ended September 27, 2015**
> **Filed December 11, 2015**
> **File No. 001-06227**

Dear Mr. Mayo:

We have reviewed your response letters dated March 14, 2016 and April 22, 2016 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 27, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. We note your response to prior comment 4; however, we reissue our comment in part. Based upon your revised reconciliation relating to unlevered free cash flow and free cash flow, it appears that you continue to adjust for certain charges and liabilities that required, or will require cash settlement from such non-GAAP measures. In other words, your reconciliation reflects adjustments that exclude charges and liabilities that are settled or will be settled in cash which is prohibited under Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise your non-GAAP liquidity measures to comply with the guidance noted above or remove their presentation from your filing.

<u>Critical Accounting Policies, page 23</u>

2.  We note from your response to our prior comment 5 that implied fair value of your goodwill was significantly in excess of its carrying value. Given that revenues have declined in each of the three years presented in your most recent Form 10-K and your market capitalization has decreased significantly from March 31, 2015 to date, please provide us with the key assumptions used in your goodwill impairment analysis which resulted in an implied goodwill value that was more than double its carrying amount. As part of your response, please explain how such assumptions were determined and/or calculated and the level of uncertainty associated with each key assumption.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure